November 16, 2015

VIA EDGAR

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attn:     Mr. Asen Parachkevov
Re:    Guggenheim Funds Trust (File Nos. 002-19458 and 811-01136) (the “Registrant”)
Dear Mr. Parachkevov:
On behalf of the Registrant, we wish to respond by this letter to certain comments of the U.S. Securities and Exchange Commission (the “SEC” or “Commission”) Staff on Post-Effective Amendment No. 180 to the registration statement of the Registrant filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 on August 28, 2015 relating to the registration of Guggenheim Diversified Income Fund, a new series of the Registrant (the “Fund”). The SEC Staff’s comments were conveyed via a telephone conversation between you and James V. Catano of Dechert LLP on October 13, 2015. We note that the Registrant previously responded by letter dated November 13, 2015 to the other SEC Staff comments regarding the Registrant’s filing with respect to the Fund. Throughout this letter, capitalized terms have the same meaning as in the filing, unless otherwise noted. A summary of the SEC Staff’s comments, followed by the responses of the Registrant, is set forth below:
Comments Relating to the Prospectus
Comment Relating to Fees and Expenses of the Fund
Comment:    With respect to the footnote to the Fund’s fee and expense tables regarding contractual expense limitation and fee waiver arrangements, please describe supplementally the operation of the Investment Manager’s ability to recoup previously waived fees and expenses.
Response:     As further set forth in the applicable expense limitation agreement, and for the expense limitation agreements that permit recoupment, if the operating expenses of the Fund are less than the applicable expense limitation as of that day (or month), the Investment Manager is entitled to reimbursement by the Fund of fees waived or expenses reimbursed under the agreement during any of the previous 36 months, beginning with the effective date of the agreement.  The Investment Manager is entitled to recoupment of such fees or expenses to the extent that the operating expenses of the Fund, plus the amount so reimbursed by the Fund does not exceed, as of that day (or month), the applicable expense limitation.  Amounts so reimbursed by the Fund are allocated to the oldest eligible recoupment amount during the previous 36 month period until fully reimbursed and thereafter to the next oldest eligible recoupment amount.
Comments Relating to the Principal Investment Strategies
Comment:    Please confirm supplementally that the Fund’s investments in other investment companies will comply with the limitations of Section 12(d)(1) of the Investment Company Act of 1940, as amended (“1940 Act”), or if the Fund will rely on an exemptive order.
Response:     The Fund will invest in other investment companies in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act. As disclosed in the Statement of Additional Information, it is the Fund’s policy that if shares of the Fund are purchased by another fund (including any other registered open-end investment company or registered unit investment trust advised by Guggenheim Investments or its affiliates) in reliance on Section 12(d)(1)(G) of the 1940 Act, for so long as shares of the Fund are held by such other fund, the Fund will not purchase securities of a registered open-end investment company or registered unit investment trust in reliance on Section 12(d)(1)(F) or Section 12(d)(1)(G) of the 1940 Act.
The Registrant, along with other related parties, filed an application requesting an order under Section 12(d)(1)(J) of the 1940 Act for an exemption from the limitations of Sections 12(d)(1)(A)-(C), among other provisions of the 1940 Act. The Fund may rely on this exemptive relief following the Commission’s issuance of the exemptive order.
Comment:    Please consider further clarifying the explanation of the Fund’s anticipated fixed-income and equity investment allocations over the long term.
Response:     The Registrant has made the requested change.
Comment:    Please consider revising permissive investment strategies to reflect actual or anticipated Fund operations.
Response:     The Registrant respectfully declines to make any changes in response to this comment. The Registrant believes that the principal investment strategies appropriately reflect the instruments in which the Fund anticipates investing principally. The investment strategies are intended to be permissive to provide the portfolio manager(s) with flexibility to invest in diverse instruments and asset classes as opportunities may arise, consistent with the Fund’s investment objective and overall investment strategy, while providing shareholders with appropriate information concerning the Fund’s strategies and corresponding risks.
Comment:    Please confirm supplementally whether the Fund has a principal investment strategy that includes investments in derivatives, and if so, please add specific disclosure to the Principal Investment Strategies and Principal Risks sections, including the purposes for which the Fund may invest in derivatives. Please ensure that the information is not too generic or standardized and also that it describes the actual derivative instruments and the associated principal risks that the Fund intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.
Response:    The Registrant believes that the current disclosure adequately reflects the Fund’s anticipated use of derivatives.
Comment:    Please consider clarifying the Fund’s principal investment strategies with respect to investments in exchange-traded funds, and adding detail to the Fund’s corresponding risk disclosures.
Response:    The Registrant believes that the principal investment strategies appropriately reflect the Fund’s anticipated investments in exchange-traded funds. Accordingly, the Registrant respectfully declines to make any changes in response to this comment. However, the Registrant has made further enhancements to its existing risk disclosure to more specifically address the risks associated with investments in exchange-traded funds.
Comment:    Please consider whether to clarify the Fund’s principal investment strategies with respect to investments in master limited partnerships. Please confirm supplementally that such investments will not include investments in general partnerships.
Response:    The Registrant believes that the current disclosure adequately reflects the Fund’s anticipated investments in master limited partnerships. Accordingly, the Registrant respectfully declines to make any changes in response to this comment. The Registrant confirms that the Fund does not anticipate investing in general partnerships.

Comment Relating to the Management of the Fund
Comment:    Please revise the reference to the portfolio managers co-managing the Fund “since its inception” to reflect the date on which the Fund commences operations.
Response:    The Registrant has made the requested change.
Comment Relating to the Additional Information Regarding Investment Objectives and Strategies
Comment:    Please confirm supplementally the Fund’s policy with respect to determining compliance with its fundamental investment restriction regarding concentration in the context of investments in other affiliated investment companies.
Response:     The Registrant discloses that it does not treat investment companies as a particular industry for purposes of the concentration limit. The Registrant is not aware of any requirement to “look through” underlying investment companies for purposes of the concentration policy. The Registrant believes this approach is reasonable and consistent with old Guide 19 to Form N-1A, which provides that if a registrant selects its own industry classification, the classification must be reasonable and disclosed in the statement of additional information, including a policy not to concentrate.
Comment Relating to Market Timing/Short-Term Trading
Comment:    Please consider including additional details regarding the Registrant’s policies and procedures with respect to market timing or other types of excessive short-term trading.
Response:     The Registrant will consider this comment as part of the next annual update to the Registrant’s registration statement.
Comments Relating to the Statement of Additional Information
Comment:    Please consider including additional detail regarding the treatment of bank loans, collateralized loan obligations, asset-backed securities and other similar investments for purposes of complying with the Commission’s guidance that open-end registered investment companies should invest no more than 15% of their net assets in “illiquid” assets.
Response:    The Registrant has made certain clarifying enhancements to applicable disclosure in the Statement of Additional Information and will consider this comment further as part of the next annual update to the Registrant’s registration statement.
Comment:    Please clarify the description of unfunded commitments in the sub-section entitled “Additional Information Concerning Unfunded Commitments.”
Response:    The Registrant will consider this comment as part of the next annual update to the Registrant’s registration statement.
Comment:    Please confirm supplementally that the table reflecting, among other things, the other directorships held by the Trustees complies with Item 17 of Form N-1A by indicating any directorships held during the past five years by each Trustee.
Response:    The Registrant confirms that the table reflects the Trustees’ responses to a questionnaire provided to the Trustees requesting, among other things, information concerning any directorships held during the past five years (as required by Item 17 of Form N-1A).

Representations
Comment:     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the SEC Staff to be certain that they have provided all information investors require for an informed decision. Because the Registrant and its management are in possession of all facts relating to the Registrant’s disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.
In connection with responding to our comments, please provide, in writing, a statement from the Registrant acknowledging that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filing reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Response:	The Registrant makes the following representations:

•	the Registrant is responsible for the adequacy and accuracy of the disclosures in the filing;

•	SEC Staff comments or changes to disclosure in response to SEC Staff comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any other person under the federal securities laws of the United States.

* * *
Please call Julien Bourgeois at Dechert LLP at 202.261.3451 or James V. Catano at Dechert LLP at 202.261.3376 with any questions or comments regarding this letter, or if they may assist you in any way.
Very truly yours,

/s/ Amy J. Lee

Amy J. Lee
Secretary and Senior Vice President
Security Investors, LLC

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